OHIO POWER COMPANY
                        COOK COAL TERMINAL
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 22977
          BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2000





                             CONTENTS



                                                                     Page

Statements of Transfer Fee Billings                                    1

Summary of Costs Incurred                                              2

Rate of Return on Investment                                           3

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
                            OHIO POWER COMPANY
                            COOK COAL TERMINAL
                    STATEMENTS OF TRANSFER FEE BILLINGS
              BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2000
                                      January 2000                    February 2000                      March 2000
                                                  Billings                         Billings                         Billings
                             Tons         Fee     Amount      Tons        Fee      Amount      Tons         Fee     Amount
                                       (per ton)  (000)                (per ton)   (000)                 (per ton)  (000)
SERVICE TO AFFILIATES

    Tanners Creek. . . . .      29,075   $1.58     $   46        88,348  $1.58       $  140       43,896   $1.58      $   69

    Rockport Plant . . . .     591,437   $1.58        934       593,664  $1.58          938      768,941   $1.58       1,215

SERVICE TO NON-AFFILIATES      381,250   $1.42        541       326,114  $1.56          510      403,069   $1.08         436

    TOTAL. . . . . . . . .   1,001,762             $1,521     1,008,126              $1,588    1,215,906              $1,720

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                        OHIO POWER COMPANY
                        COOK COAL TERMINAL
                    SUMMARY OF COSTS INCURRED
          BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2000


                                                                    Three
                                                                    Months
                                 January    February     March      Ended
                                   2000       2000        2000     3/31/00
                                              (in thousands)

Rents. . . . . . . . . . . . . . $  586     $  587      $  588     $1,761
Labor-UMW* . . . . . . . . . . .    214        210         178        602
Benefits-UMW*. . . . . . . . . .    157        144         158        459
Salaries and Benefits-Nonunion .    110         94         140        344
Material & Supplies. . . . . . .    161         93          88        342
Billed Services. . . . . . . . .     85         93          54        232
Taxes**. . . . . . . . . . . . .     53         52          52        157
Administrative and General . . .    149         29          81        259
Inventory Adjustments*** . . . .   (182)        44          97        (41)
Electricity. . . . . . . . . . .   -            76          67        143
Cost-of-Capital. . . . . . . . .     34         70          68        172

          Total. . . . . . . . . $1,367     $1,492      $1,571     $4,430


  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment.  These
    costs are reflected in benefits.
*** Represents the net change in transfer costs assigned to coal inventory at the terminal.


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                        OHIO POWER COMPANY
       COOK COAL TERMINAL AND RAIL CAR MAINTENANCE FACILITY
                   RATE OF RETURN ON INVESTMENT


                CAPITALIZATION                                    AFTER-TAX
                  @12/31/99       PERCENT       EFFECTIVE         WEIGHTED
COMPONENT            (000)        OF TOTAL         COST        RATE OF RETURN

Long-term Debt  $1,077,200(a)       43.67%        7.19%(c)          3.14%

Preferred Stock     25,787           1.05%        4.88%(c)           .05%

Common Stock     1,363,572(b)       55.28%       12.81%(d)          7.08%

Total           $2,466,559         100.00%                         10.27%*


a) Includes Long-Term Debt due in one-year and is net of unamortized debt premium and discount, unamortized debt expense, and the unamortized loss on reacquired debt.
b) Common Equity includes the premium on preferred stock and excludes undistributed subsidiary earnings.
c)   Embedded Cost at 12/31/99.
d) The rate allowed by the PUCO in 1995 in a retail rate settlement approved in March 1995.
* Rate will be applied for billing purposes to the twelve months period commencing April 1, 2000.